SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

Commission file Number 1-655

Full Title of the Plan:

MAYTAG CORPORATION
SALARY SAVINGS PLAN

Name of the Issuer of the Securities
Held Pursuant to the Plan:

MAYTAG CORPORATION
403 WEST FOURTH STREET NORTH
NEWTON, IOWA 50208

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Maytag Corporation Salary Savings Plan
Years Ended December 31, 2004 and 2003

Maytag Corporation Salary Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Contents

0505-0647355

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The ERISA Executive Committee
Maytag Corporation

We have audited the accompanying statements of net assets available for benefits of the Maytag Corporation Salary Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 26, 2005

Maytag Corporation Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Interest in Maytag Corporation Savings Plan Master Trust	**$ –**	$ 351,576,418
Investments at fair value:		
Short-term investment fund	**17,786,566**	–
Common / Collective Trust	**49,270,489**	–
Mutual funds	**281,335,129**	–
Maytag Corporation Common Stock:		
Employee Contributions	**17,418,658**	–
Employer Contributions	**57,293,676**	–
Participant loans	**7,230,477**	6,684,913
Total investments	**430,334,995**	358,261,331
Contributions receivable:		
Employer	**934,712**	–
Employee	**2,289,664**	2,796,716
Liabilities		
Refund of excess contributions	**410,296**	–
Net assets available for benefits	**$ 433,149,075**	$ 361,058,047

See accompanying notes.

Maytag Corporation Salary Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Net assets available for benefits at December 31, 2002	$ 282,599,798
Allocation of Maytag Corporation Savings Plan Master Trust activity:	
Net investment gain	50,641,804
Participant loans interest	365,300
Employee contributions	30,639,928
Benefit and withdrawal payments	(31,500,253)
Transfer from other plan	28,395,679
Other	(84,209)
Net increase	78,458,249
Net assets available for benefits at December 31, 2003	361,058,047
Investment Income:	
Net appreciation in fair value of investments	16,692,094
Interest and dividends	11,320,414
Participant loans interest	366,339
Employee contributions	30,274,350
Employer contributions (shares of Maytag Stock)	4,440,108
Benefit and withdrawal payments	(51,935,243)
Transfer from other plan	61,244,098
Other	(311,132)
Net increase	72,091,028
Net assets available for benefits at December 31, 2004	$ 433,149,075

See accompanying notes.

1. Description of the Plan

The following description of the Maytag Corporation Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined-contribution plan designed to provide eligible employees an incentive to accumulate capital for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 31, 2003, the Hoover Company Retirement Savings Plan for Hourly-Rated Employees merged into the Plan. The Maytag Corporation Employee Stock Ownership Plan (ESOP) merged into the Plan on September 1, 2004.

Participation

Substantially all individuals employed domestically by the Company on a full-time salaried or hourly basis who are not covered by a collective bargaining agreement are eligible to participate in the Plan. Additionally, employees covered by a collective bargaining agreement providing for participation in the Plan are eligible to participate in the Plan. Employees become eligible to participate in the Plan on the first day of the month following the first full month of employment or the completion of any probationary period if the probationary period is later.

Contributions

Each year, participants may contribute up to 16% of their pretax annual compensation, as defined in the Plan. Effective June 1, 2004, nonhighly compensated employees, as defined, may contribute up to 50% of compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company's matching contributions were made to the ESOP until the merger of the ESOP into the Plan effective September 1, 2004. Following the date of the merger, matching contributions are contributed to the participant's matching contribution account in the Plan. Contributions are made in the form of the Company's common stock from the Company's treasury shares. Company matching contributions are initially invested in the Maytag Stock Fund but may subsequently be transferred to another investment fund in accordance with provisions of the Plan. Salaried and nonunion hourly employees participating in the Company's defined-benefit

1. Description of the Plan

pension plan generally receive matching contributions equal to 50% of the first 6% of pay the employee contributes to the Plan. Salaried and nonunion hourly employees that do not participate in the Company's defined-benefit pension plan generally are eligible for matching contributions equal to 100% of the first 3% and 50% of the next 2% of pay. Various matching contribution schedules exist for union groups. These are explained in the summary plan description that is available to employees.

Beginning on the dates shown, the following groups are eligible for a higher matching of 100% on the first 3% of pay and 50% on the next 2% of pay:

1. Employees hired or rehired on or after January 1, 2003, as a salaried employee at all U.S. locations or an hourly employee at Jackson, TN; Cleveland, TN; Milan, TN; Dixie-Narco, Searcy, AR; Florence, SC, or at a regional distribution center for Maytag Appliances effective upon their participation in the Plan.
2. Active employees of the above groups electing the enhanced 401(k) match effective July 1, 2003.
3. Jade and El Paso hourly employees effective July 1, 2003.

Effective July 31, 2004, Hoover hourly employees are eligible for a higher matching contribution of 100% on the first 3% of pay and 50% on the next 2% of pay if they elected the enhanced 401(k) match. Hoover hourly employees hired or rehired on or after January 1, 2004, are also eligible for the higher matching contributions.

Effective June 1, 2004, nonhighly compensated employees are eligible to contribute up to 50% of their eligible pretax compensation. Employees were given the opportunity to receive dividends received from the Maytag Stock Fund in cash through a dividend pass-through. Also effective June 1, 2004, several new funds were introduced to employees and others were eliminated. Existing balances are mapped to new funds and were transferred on September 1, 2004.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contribution, and an allocation of Plan earnings (losses). Earnings (losses) of the Plan are allocated to participant accounts based on the percentage of each participant's account to the total in the applicable investment fund at the time of the earnings (losses) recognition. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of the Plan (continued)

Loans

All active participants are permitted to borrow from their accounts. Participants are permitted to borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime rate. Principal and interest are paid ratably through payroll deductions.

Vesting

Participants are immediately and fully vested in their contributions and the Company matching contributions, together with earnings, if any, thereon.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of their account or monthly installments over a 10-year period if the participant is over 62 years of age. If their account value is greater than $5,000, participants may leave their account in the Plan until age 70 1/2, at which time they will select the method of payment as described above. Withdrawals are not permitted except for hardship withdrawals (as defined) per the Plan document or until the participant has attained age 59 1/2 and satisfied certain criteria (as defined) per the Plan document.

Administrative Expenses

Certain administrative expenses of the Plan (primarily trustee fees, salaries, and legal fees) have been absorbed by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the balance in their account as of the termination date.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Held by Master Trust

The Plan was a participant in The Maytag Corporation Savings Plan Master Trust (Master Trust) until December 31, 2003, when The Hoover Company Retirement Savings Plan for Hourly-Rated Employees merged into the Plan. Through December 31, 2003, the Plan's investment in the Master Trust was stated as the Plan's equity in the net assets of the Master Trust. The Plan recorded its equity in the net investment income, including net appreciation or depreciation, of the Master Trust based on the Plan's proportionate equity in the net assets of the Master Trust prior to such allocation. Fidelity Investments (Trustee) was the custodian of the Master Trust's investments.

Beginning January 1, 2004, all of the trust assets were Plan assets so a Master Trust arrangement is no longer needed.

Valuation of Investments

Investment in the Company's common stock is stated at fair value based on the last reported sales price from trading on the New York Stock Exchange on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units owned by the Master Trust in the collective trust fund is based on a quoted redemption value on the last business day of the Plan's year.

The participant loans are valued at their outstanding balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. Investments and Master Trust Net Assets

Investments representing 5% or more of the Plan's net assets at December 31, 2004 and 2003, are as follows:

	December 31 2004
Managed Income Portfolio II Fund	$49,270,489
Maytag Stock Fund – Employee Contributions	17,418,658
Maytag Match Stock Fund – Employer Contributions	57,293,676
Spartan U.S. Equity Index Fund	29,790,557
Fidelity Diversified International Fund	23,231,231
Fidelity Dividend Growth	92,314,164
Dodge & Cox Stock	75,617,906
PIMCO Total Return Institutional	31,086,836

The net realized and unrealized appreciation (depreciation) in the fair value of investments is derived from mutual fund investments, except for the Maytag Stock Fund – Employee Contributions, which invests solely in the Company's stock that experienced depreciation of fair value of $4,789,586 and $60,326 in 2004 and 2003, respectively. The Maytag Match Stock Fund – Employer Contributions experienced appreciation in fair value of $1,209,158 between September 1, 2004 and December 31, 2004.

3. Investments and Master Trust Net Assets (continued)

Prior to December 31, 2003, the assets of the Plan were commingled with the assets of The Hoover Company Retirement Savings Plan for Hourly-Rated Employees under a Master Trust Agreement. The Trustee accounted for each plan's total assets separately but does not identify individual investments for each plan in the Master Trust. The following represents the net assets and net investment income of the Master Trust, as well as the Plan's share in the Master Trust at December 31, 2003, and for the years ended December 31, 2003:

	Master Trust's Net Assets December 31 2003
Equity Income Fund	$ 56,223,934
Managed Income Portfolio II Fund	52,955,590
Maytag Stock Fund	23,118,169
Magellan Fund	100,457,385
Intermediate Bond Fund	17,440,557
Retirement Money Market Fund	17,051,781
Government Securities Fund	7,077,605
Spartan U.S. Equity Index Fund	21,685,068
Small Cap Stock Fund	15,605,629
Diversified International Fund	16,034,949
Fidelity Freedom Income Fund	289,785
Fidelity Freedom 2000 Fund	579,572
Fidelity Freedom 2010 Fund	8,507,889
Fidelity Freedom 2020 Fund	1,852,557
Fidelity Freedom 2030 Fund	755,953
Fidelity Freedom 2040 Fund	304,088
T. Rowe Price New America Growth Fund	4,241,598
T. Rowe Price Equity Income Fund	7,394,309
	$351,576,418
Plan's interest in the Master Trust	$351,576,418
Plan's percentage interest in the Master Trust's investments	100%

3. Investments and Master Trust Net Assets (continued)

	Shares/Units Owned by Master Trust December 31 2003
Equity Income Fund	1,130,129
Managed Income Portfolio II Fund	52,955,590
Maytag Stock Fund	830,096
Magellan Fund	1,027,802
Intermediate Bond Fund	1,636,075
Retirement Money Market Fund	17,051,781
Government Securities Fund	692,525
Spartan U.S. Equity Index Fund	550,243
Small Cap Stock Fund	869,879
Diversified International Fund	664,799
Fidelity Freedom Income Fund	26,130
Fidelity Freedom 2000 Fund	49,200
Fidelity Freedom 2010 Fund	653,448
Fidelity Freedom 2020 Fund	142,285
Fidelity Freedom 2030 Fund	58,375
Fidelity Freedom 2040 Fund	40,223
T. Rowe Price New America Growth Fund	142,192
T. Rowe Price Equity Income Fund	306,056

	Year Ended December 31 2003
Net investment gain (loss) income:	
Interest and dividend income	$ 7,972,705
Net realized and unrealized appreciation (depreciation) in the fair value of investments	46,750,831
Net investment gain (loss)	$ 54,723,536
Plan's share of net investment gain (loss)	$ 50,641,804
Plan's % of Master Trust's net investment gain or loss	92.5%

4. Transactions With Related Parties

The Plan received dividends from the Company of $574,361 and $557,786 during the years ended December 31, 2004 and 2003, respectively, for Company stock in the Maytag Stock Fund – Employee Contributions. Dividends received in the Maytag Match Stock Fund – Employer Contributions for the period September 1, 2004 through December 31, 2004, equaled $987,596.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Years Ended December 31	
	2004	**2003**
Net assets available for benefits – financial statements	**$433,149,075**	$ 361,058,047
Less deemed distributions	**(212,210)**	(80,002)
Net assets available for benefits – Form 5500	**$432,936,865**	$ 360,978,045

8. Subsequent Events

During 2005, Amana hourly employees and Newton hourly employees are eligible for a higher matching contribution of 100% on the first 3% of pay and 50% on the next 2% of pay if they elected the enhanced 401(k) match. Newton hourly employees and Amana hourly employees hired or rehired on or after June 1, 2004, and September 26, 2004, respectively, are also eligible for the higher matching contributions.

Effective March 1, 2005, the matching contributions will increase from 25% of the first 3% to 50% of the first 6% of pay contributed to the Plan for New York and New Jersey hourly employees.

The Plan was amended effective March 28, 2005, to require rollovers to an IRA at Fidelity if the account balance upon termination was between $1,000 and $5,000.

On May 19, 2005, the shareholders of the Company received an offer from a third party to purchase all of the shares of Company stock for $14.00 per share. The consummation of that transaction is contingent upon regulatory and shareholder approval. The market value of Company stock as of December 31, 2004, was $21.10 per share.

Supplemental Schedule

Maytag Corporation Salary Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #42-0401785 Plan #33

December 31, 2004

Identity of Issue	Number of Shares	Current Value
Short-term investment fund – Fidelity Money Mkt Fund	17,786,566	$ 17,786,566
Common Collective Investment Fund – MIP II	49,270,489	49,270,489
Mutual funds:		
Fidelity Dividend Growth	3,240,230	92,314,164
Dodge & Cox Stock	580,693	75,617,906
PIMCO Total Return Institutional	2,913,480	31,086,836
Spartan U.S. Equity Index	695,067	29,790,557
Fidelity Diversified International	811,146	23,231,231
Artisan Mid Cap	659,379	19,491,257
American Funds Growth Fund of America	208,953	5,689,784
Royce Total Return	335,513	4,113,394
Total mutual funds		281,335,129
Maytag Corporation common stock:		
Maytag Stock Fund – Employee Contributions	825,529	17,418,658
Maytag Match Stock Fund – Employer Contributions	2,715,340	57,293,676
Total Maytag stock		74,712,334
Participants' loans (varying maturities with interest rates ranging from 5% to 10.5%)		7,230,477
Total assets		$ 430,334,995